[redacted]

SEC 10027300 ISSION

Securities and Exchange Commission
RECEIVED
FEB 24 2010
Branch of Registrations and Examinations

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza, Suite 950
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt A. Christianssen (949) 579-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curt A. Christianssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY ANN BURNS
Commission # 1682524
Notary Public - California
Los Angeles County
My Comm. Expires Jul 20, 2010

Signature

Chief Financial Officer
Title

Notary Public
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Office:
Irvine

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

We have audited the accompanying statements of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
February 16, 2010

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2009	December 31, 2008
ASSETS		
Cash	$ 164,951	$ 428,284
Accounts receivable		4,938
Deposit	889	1,033
TOTAL ASSETS	$ 165,840	$ 434,255

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Accounts payable	$ 2,680	
Due to parent		$ 34,841
	2,680	34,841
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	100,000	
Retained earnings	28,160	364,414
	163,160	399,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 165,840	$ 434,255

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2009	2008
REVENUE		
Financial advisory services	$ 236,000	$ 901,080
GENERAL AND ADMINISTRATIVE EXPENSES	466,345	831,190
INCOME (LOSS) FROM OPERATIONS	(230,345)	69,890
OTHER INCOME		
Interest income	3,133	14,770
Other income	82,500	
	85,633	14,770
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(144,712)	84,660
PROVISION (BENEFIT) FOR INCOME TAXES	(58,458)	34,841
NET INCOME (LOSS)	($ 86,254)	$ 49,819

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2008	5,000	$ 35,000		$ 614,595	$ 649,595
NET INCOME				49,819	49,819
DIVIDEND				(300,000)	(300,000)
BALANCE AT DECEMBER 31, 2008	5,000	35,000		364,414	399,414
NET LOSS				(86,254)	(86,254)
CAPITAL CONTRIBUTION			$ 100,000		100,000
DIVIDEND				(250,000)	(250,000)
BALANCE AT DECEMBER 31, 2009	5,000	$ 35,000	$ 100,000	$ 28,160	$ 163,160

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	($ 86,254)	$ 49,819
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts receivable	4,938	6,922
Deposit	144	846
Accounts payable	2,680	
Due to parent	(34,841)	34,841
Net Cash Provided By (Used In) Operating Activities	(113,333)	92,428
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	100,000	
Dividend paid	(250,000)	(300,000)
Net Cash Used In Financing Activities	(150,000)	(300,000)
NET CHANGE IN CASH	(263,333)	(207,572)
CASH AT BEGINNING OF YEAR	428,284	635,856
CASH AT END OF YEAR	$ 164,951	$ 428,284
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes paid to the parent	$ 34,841	None
Interest	None	None

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the Financial Industry Regulatory Authority.

Basis of Presentation of Financial Statements

In June 2009, the Financial Accounting Standards Board (FASB) established the Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles (GAAP). Existing GAAP is not intended to be changed as a result of the Codification and, accordingly, the change did not impact the company's financial statements. The Codification does change the way the guidance is organized and presented.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to expense and a credit to accounts receivable. Bad debt expenses related to accounts receivable have not been material to the financial statements.

Financial Advisory Services

Financial advisory services revenue includes fees earned from providing merger and acquisition and financial advisory services. Revenue from financial advisory services is recorded on the closing date of the transaction.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes, if any, are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The FASB guidance contained in the *Income Taxes* Topic addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The company adopted the guidance in this Topic regarding uncertainty in income taxes January 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 - Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes (Continued)

The company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are 2006-2009 for federal tax filings and 2005-2009 for California tax filings. In evaluating the company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the *Income Taxes* Topic for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The company has evaluated subsequent events from the statement of financial condition date through February 16, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 - Related-Party Activities

The parent pays the majority of the general and administrative expenses, which are allocated to the company through the due-to-parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back-office support and overhead. The company paid $416,367 and $773,834 to the parent for general and administrative expenses for the years ended December 31, 2009 and 2008, respectively. The due-to-parent account is also credited or debited for the company's provision for income taxes.

The company provides financial consulting services for the parent's clients, which may range from three to five engagements per year.

NOTE 3 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the company had net capital of $162,271, which was $157,271 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .016 to 1.

NOTE 4 - Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists of the following:

	For the Year Ended December 31,	
	2009	2008
Current:		
Federal	($ 48,105)	$ 28,784
State	(10,353)	6,057
	($ 58,458)	$ 34,841

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Office:
Irvine

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

We have audited the accompanying financial statements of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company), as of and for the year ended December 31, 2009, and have issued our report thereon dated February 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 16, 2010

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2009

CREDITS	
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$ 165,840
AUDIT ADJUSTMENTS	(2,680)
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	163,160
Nonallowable assets	(889)
NET CAPITAL	162,271
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $2,680	5,000
Excess net capital	$ 157,271
Excess net capital at 1000%	$ 162,003
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.016
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 164,951
Net audit adjustments	(2,680)
NET CAPITAL PER REPORT PURSUANT TO RULE 15-c3-1	$ 162,271
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 0
Net audit adjustments	2,680
AGGREGATE INDEBTEDNESS	$ 2,680

The Independent Auditors' Report on Page 10 should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2009

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Office:
Irvine

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

In planning and performing our audit of the financial statements of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
February 16, 2010

SEAPOWER CARPENTER CAPITAL, INC.

**(A wholly owned subsidiary of CCFW, Inc.
dba Carpenter & Company)**

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008